UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2017 (Report No. 2)

Commission file number: 001-35932

ALCOBRA LTD.

(Translation of registrant’s name into English)

Azrieli Triangle Building

132 Derech Menachem Begin 39th Floor

Tel Aviv 6701101 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Attached hereto and incorporated by reference herein are the following: (i) the registrant’s press release issued on September 27, 2017, announcing its agreement to merge a subsidiary of the registrant with Arcturus Therapeutics, Inc., (ii) the merger agreement among the registrant, Aleph MergerSub, Inc. and Arcturus Therapeutics, Inc., and (iii) a corporate presentation with certain details about the proposed merger and the proposed combined entity.

The first three paragraphs and the sections titled "About the Proposed Transaction," "Management and Organization," "About Arcturus Therapeutics, Inc.," "Forward-looking Statements" and “No Offer or Solicitation” of Exhibit 99.1, and all of Exhibit 99.3 to this Form 6-K of the registrant are incorporated by reference into the Registration Statements on Form F-3 (File No. 333-209960) and Forms S-8 (File No. 333-194875, File No. 333-202394, File No. 333-209947 and File No. 333-217556) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Press release issued by Alcobra Ltd. on September 27, 2017, announcing its agreement to merge its subsidiary with Arcturus Therapeutics, Inc.
99.2	Agreement and Plan of Merger and Reorganization, dated as of September 27, 2017, among Alcobra Ltd., Aleph MergerSub, Inc. and Arcturus Therapeutics, Inc.
99.3	Corporate presentation, dated September 27, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By	/s/ Dr. Tomer Berkovitz
Name: Dr. Tomer Berkovitz
Chief Financial Officer and Chief Operating Officer

Date: September 28, 2017